September 21, 2010

Michael Clampitt

Senior Attorney

Eric Envall

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:

LyonHeart Capital, Inc.

Registration Statement on Form S-1

Filed August 25, 2010

File No. 333-169032

Gentlemen;

The following are our responses to you comment letter dated September 16, 2010.

Form S-1 Filed August 25, 2010

General

1.

Noting that your fiscal year ends on May 31, revise your amended filing to update the financial statements as required by Article 3-12 of Regulation S-X.

The year end is May 31, the corporation was formed on June 3, 2010 and the audit was completed on June 10, 2010 therefore another audit is not due until after the registrants first year end which will be May 31, 2011. The 135 days during which the financials are not stale does not run until October 25, 2010.

Cover Page

2.

Revise the cover page to disclose that all of the new shares will be sold first, before any sale of the selling shareholder shares.

Revised to disclose that the issuer offering must be closed with the minimum reached prior to Mr. Anderson selling any shares.

3.

Revise to clarify what ‘fbo’ means.

Revised to define fbo as “for benefit of”

4.

Revise the second paragraph to disclose the insured depository that will be used for the escrowed funds and shares. In this regard, we note page 15 states the Bank of the West as location of the escrow account, however, Exhibit 99a (Escrow Agreement) states in Section 1 that an account will be maintained at Synovus Bank.

Revised to disclose Synovus Bank.

5.

Revise the fourth paragraph to remove the parenthetical “(plus interest)” or revise to explain how interest may be earned in a non-interest bearing account.

Parenthetical removed.

The Company

Business Overview, page 5

6.

With regard to the fourth paragraph and the lock-up arrangement described therein, please advise the staff how Mr. Anderson can sell his shares if they are locked-up until a successful merger.

Given the provisions of the escrow agreement to which Mr. Anderson is a party, the lock-up agreement became immaterial and was rescinded and the reference thereto removed from the registration statement.

Rights and Protections Under Rule 419, page 5

7.

Please revise your registration statement to indicate here what the other 10% of the net proceeds of this offering will be used for. In this regard, revise to explain how the estimated offering costs of $18,000 will be paid when the company has insufficient funds and cannot access the 10% until the minimum is met.

Revised to reflect the correct estimated offering costs and that such costs are being paid for by Mr. Anderson. The 10% can only be utilized for the acquisition and merger/acquisition of a merger/acquisition candidate.

The Offering, page 6

8.

Please confirm to us and revise your registration statement as appropriate to indicate that ClearTrust LLC satisfies the requirements of Rule 419(b)(1). In addition, the Escrow Agreement filed as an exhibit does not contain any reference to compensation of ClearTrust LLC. Revise to disclose such arrangements and file any compensation agreement as an exhibit.

Escrow Fees are disclosed in paragraph 4 on page 4 of the escrow agreement.

ClearTrust, LLC is an SEC registered Transfer Agent along with being a licensed and bonded escrow company. ClearTrust, LLC will utilize a separate and segregated escrow account as Synovus Bank, an FDIC insured institution to hold the escrow on behalf of the individual investors and seller.

We note a number of similar 419 offerings in which a similar escrow arrangement was declared effective by the SEC including but not limited to the following:

Issuer	SEC File Number	Filing Date	Escrow Agent
Stirling Acquisition Corp.	333-142921	May 14, 2007	Continental Stock Transfer & Trust Company
Vantage Energy Services, Inc.	333-138565	November 9, 2006	Continental Stock Transfer & Trust Company
Affinity Media International Corp.	333-128707	March 30, 2009	American Stock Transfer & Trust Company
China Growth South Acquisition Corp.	333-134459	May 25, 2006	American Stock Transfer & Trust Company
PinPoint Advance Corp.	333-138110	October 20, 2006	American Stock Transfer & Trust Company
Echo Healthcare Acquisition Corp.	333-126650	July 15, 2005	Corporate Stock Transfer
Freedom Acquisition Holdings, Inc.	333-136248	August 2, 2006	Continental Stock Transfer & Trust Company
Chardan China Acquisition Corp.	333-111970	January 16, 2004	American Stock Transfer & Trust Company
Navios Maritime Acquisition Corporation	333-151707	June 17, 2008	Continental Stock Transfer & Trust Company
Middle Kingdom Alliance Corporation	333-133475	April 21, 2008	Continental Stock Transfer & Trust Company

Risk Factors, page 8

9.

Revise your Risk Factors to avoid making statements that there “can be no assurance” or “the Company cannot guarantee” that a given event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance or guarantee.

Revised to avoid these statements and for clarification.

Summary Financial Information, page 7

10.

We note that the Statement of Operations and Balance Sheet data presented on pages 7 and 8 differ in certain respects from the corresponding audited financial statements on pages F-3 and F-4. Please revise as necessary.

Revised.

Potential Conflict of Interest, page 8

11.

Revise your registration statement in order to provide more detail regarding the current and likely future employment opportunities that Mr. Anderson has that may be a potential conflicts of interest between you and Mr. Anderson.

Revised to disclose that any employment into which Mr. Anderson enters could result in less time to devote to LyonHeart. Until an acquisition or merger, Mr. Anderson will not accept any employment in companies or entities whose business plan conflicts with LyonHeart.

Selling Shareholders, page 14

12.

Please revise this section to indicate Mr. Anderson’s positions with LyonHeart Capital. Refer to Item 507 of Regulation S-K.

Revised to indicate Mr. Anderson as the sole officer and director of LyonHeart.

Plan of Distribution, page 14

13.

We note your disclosure that the offering is being made on a “self-underwritten basis.” As such please clarify to us and in your registration statement what role Underhill Securities Corp. will have in the offering.

UnderHill Securities Corp. may act as a selling broker for the securities sold hereunder.

Exhibits

14.

Please file your Subscription Agreement as Exhibit 10(a) as indicated on page 15 and as required by Item 602(b)(10) of Regulation S-K.

Subscription Agreement attached as an Exhibit.

Very Truly Yours,

/s/ Eric Anderson

Eric Anderson, President

LyonHeart Capital, Inc.

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